United States securities and exchange commission logo





                             October 11, 2023

       Thomas P. Gallagher
       Chief Executive Officer
       Miami International Holdings, Inc.
       7 Roszel Road, Suite 1A
       Princeton, NJ 08540

                                                        Re: Miami International
Holdings, Inc.
                                                            Amendment No. 8 to
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted September
18, 2023
                                                            CIK No. 0001438472

       Dear Thomas P. Gallagher:

            We have reviewed your amended draft registration statement and have the following comments.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.
       Unless we note otherwise, any references to prior comments are to comments in our August 28,
       2023 letter.

       Amendment No. 8 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Company, page 1

   1.                                                   Refer to your response
to comment 8. We note your disclosure on page 1 that
                                                        "[y]our portfolio of
proprietary products, which are products licensed to [you] for exclusive listing on
[y]our exchanges, currently consists of the SPIKES Volatility products," which is the
first time you discuss this product in the registration statement.
                                                        Please summarize the
Spikes Decision here or include a cross-reference to your disclosure regarding the SPIKES
Decision. In this regard, we note your summary of the Spikes
                                                        Decision on pages 6 and
7. In addition, please revise your risk factor disclosure on page
 Thomas P. Gallagher
FirstName LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
October 11,NameMiami
            2023       International Holdings, Inc.
October
Page 2 11, 2023 Page 2
FirstName LastName
         52 to disclose the revenue you earn from the SPIKES Futures products. Summary Consolidated Financial Data, page 19

2. Please tell us why the table at the top of page 20 includes columns for fiscal 2021 and
         2020 pro forma information and not just the latest year and interim period and comparable prior interim period.
Risk Factors
Risks Relating to Crypto-Asset Custodial Arrangements
Crypto-asset custodial solutions and related technology, page 38

3. Refer to your response to comment 7. Please revise to clarify whether warm wallets require human involvement to accept deposits as well as initiate withdrawals.
Unaudited Pro Forma Condensed Combined Financial Information, page 82

4. We note your response to comment 12 and that pro form adjustment AA related to acquisition of Ledger X LLC for the period ending June 30, 2023 is an income tax benefit of $3.5 million, whereas for the year ended December 31, 2022 your pro forma adjustment
         AA is an income tax expenses of $.132 million. Please revise to explain the basis for change in trends of the income tax adjustments, including changes in underlying assumptions, e.g. tax rates. Refer to Rule 11-02(a)(8) of Regulation
S-X.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations, page 146

5. We acknowledge your response to comment 14 and related prior comment responses. The one-time cash bonuses paid to directors based on the length of service appears to be part of your normal compensation structure elected by you to drive recurring operating results as contemplated in Questions 100.01 and 102.09 of the C&DI on non-GAAP measures.
         Please remove this adjustment. Further, we are unable to locate the revised disclosure in footnote 2 on pages 100, 114 and 129 of the amended draft registration statement with reference to the senior secured loan agreement as noted in your response.
Business
Our Markets
U.S. Futures, Options on Futures and Swaps
Dorman Trading, page 170

6. Refer to your response to comment 3. We note your disclosure on page 33 that states that
         "[t]he settlement process for physically settled crypto asset-related products will depend on the product, which may result in additional risks to customers of Dorman Trading" and your disclosure on page 171 that, in the future, Dorman Trading clients may have the ability to trade other physically settled crypto asset-related future products. Please revise
 Thomas P. Gallagher
Miami International Holdings, Inc.
October 11, 2023
Page 3
         to disclose the    additional risks    to customers of Dorman Trading
that are associated with
         the settlement process for physically settled crypto asset-related products.
Regulatory Environment and Compliance
CFTC Regulation - MGEX and LedgerX, page 194

7. Refer to your response to comment 17. We note your disclosure that LedgerX accepts
         Bitcoin and Ether crypto assets for the payment of withdrawal fees and that you intend to convert Bitcoin and Ether received for the payment of withdrawal fees into fiat currency other than a de minimis amount. Please disclose how you intend to exchange the crypto assets into fiat currency.
Underwriting, page 275

8. Refer to your response to comment 19. We note your disclosure on page 276 that "in connection with this offering, in accordance with the provisions of Regulation M, the underwriters may engage in stabilizing transactions, which involve making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock." Please revise your disclosure as follows:
             Clarify which provisions of Regulation M are applicable to this offering;
             Identify the underwriters, or disclose when the underwriters or underwriting syndicate will be determined and identified; and Clarify and explain what types of stabilizing transactions or short positions may be
             undertaken, given the absence of a public market for your common stock.
9. Refer to your response to comment 19 and your disclosure on page 277 relating to penalty bids. Please revise to correctly identify Regulation M as under the Exchange Act, not the
         Securities Act. Please also explain how penalty bids would be imposed given the absence of any other underwriters or underwriting syndicate or delete the sentence.
10. Refer to your response to comment 20. As there is no exception in Regulation M for ordinary course of business activities, please clarify the intent and purpose of the paragraph on page 277 immediately preceding the Pricing of the Offering section or delete the added paragraph.
Miami International Holdings, Inc. Financial Statements
Note 4. Revenue Recognition
Consideration payable to a customer, page F-21

11. We note your response to comment 23. Please enhance your disclosures to clarify, if true, that liquidity payments represent a distinct service accounted for as consideration payable
FirstName LastNameThomas P. Gallagher
       to a customer and are recorded separately as liquidity payments within cost of revenues in
Comapany    NameMiamistatement
       the consolidated   International  Holdings,in
                                    of operations  Inc.
                                                     the period in which the
payment is earned by
       the customer   and
October 11, 2023 Page 3   the payment   is provided.
FirstName LastName
 Thomas P. Gallagher
FirstName LastNameThomas
                    Holdings,P.Inc.
                                 Gallagher
Miami International
Comapany
October 11,NameMiami
            2023       International Holdings, Inc.
October
Page 4 11, 2023 Page 4
FirstName LastName
Note 14. Customer Assets and Liabilities
Safeguarded Customer Digital Assets and Liabilities, page F-73

12. Please enhance your disclosure to clarify that safeguarded customer digital assets represent crypto assets held on behalf of your customers.
Ledger X LLC Financial Statements
Note 2. Summary of Significant Accounting Policies
Adoption of SAB 121, page F-127

13.      We acknowledge your response to comment 26. On page F-128, you disclose that
         in 2022, the U.S. dollar value of safeguarded customer digital assets on deposit in
         LedgerX   s hot and warm wallets exceeded $10M on fifteen days in
total. However, in
         your response you told us that for the period from January 1, 2022 through May 23, 2022,
         LedgerX   s primary crime insurance policy limit was $7.5 million and during that period,
         the U.S. dollar value of digital assets on deposit in the LedgerX warm and hot custodial wallets exceeded $7.5 million on 60 separate days. Please revise the disclosure to provide the same information.
       Please contact Kate Tillan at 202-551-3604 or Michelle Miller at 202-551-3368 if you
have questions regarding comments on the financial statements and related matters. Please contact Lulu Cheng at 202-551-3811 or Sonia Bednarowski at 202-551-3666 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Crypto
Assets
cc:      Herbert F. Kozlov